SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

Notification of Late Filing

File No. 0-18296

(check one) Form 10-K and Form 10-KSB Form 11-K

Form 20-F Form 10-Q and Form 10-QSB Form N-SAR

For period ended September 30, 2000

Transition Report on Form 10-K and Form KSB

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q and Form 10-QSB

Transition Report on Form N-SAR

For the transition period ended _________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I

REGISTRANT INFORMATION

Full name of registrant Environmental Monitoring & Testing Corporation

Former name if applicable:

Address of principal executive office (Street and Number)

825 Main Street South

City, State and Zip Code New Ellenton, South Carolina 29809

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company's financial statements could not be completed on a timely basis.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification. Vincent A. Ferri 803-652-2718

(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such short period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes No

ENVIRONMENTAL MONITORING & TESTING CORPORATION

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 28, 2000 BY: /s/ Vincent A. Ferri

Vincent A. Ferri, President